UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35293 / August 13, 2024

In the Matter of

CION GROSVENOR INFRASTRUCTURE FUND
CION GROSVENOR MANAGEMENT, LLC
100 Park Avenue, 25th Floor
New York, New York 10017

(812-15569)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 OF THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC filed an
application on April 26, 2024, and amendments on May 16, 2024, and July 3, 2024, requesting
an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an
exemption from sections 18(a)(2), 18(c) and 18(i) of the Act; under sections 6(c) and 23(c) of the
Act granting an exemption from rule 23c-3 under the Act; and pursuant to section 17(d) of the
Act and rule 17d-1 under the Act. The order permits certain registered closed-end management
investment companies to issue multiple classes of shares and to impose asset-based distribution
and/or service fees, and early withdrawal charges.

On July 17, 2024, a notice of the filing of the application was issued (Investment Company Act
Release No. 35279). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly
discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC (File No. 812-15569),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1 of the Act, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.